                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 6)


                          Toreador Royalty Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.15625 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    891041105
             -----------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                September 16, 1998
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------
CUSIP No.  891041105
--------------------------

-----------------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        1              Lee Global Energy Fund, L.P.
                        75-2569264

-----------------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [X]
                                                                                                         (b) [ ]
        2

-----------------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
        3

-----------------------------------------------------------------------------------------------------------------
                  SOURCE OF FUNDS
        4
                       WC

-----------------------------------------------------------------------------------------------------------------
                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]
        5
                       N/A

-----------------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
        6
                       Texas

-----------------------------------------------------------------------------------------------------------------
                                                SOLE VOTING POWER
                                 7              903,950

                                 ------------------------------------------------------------------------------
                  NUMBER OF                     SHARED VOTING POWER
                   SHARES        8              0
                BENEFICIALLY
                  OWNED BY       ------------------------------------------------------------------------------
                    EACH                        SOLE DISPOSITIVE POWER
                 REPORTING       9              903,950
                   PERSON
                    WITH         ------------------------------------------------------------------------------
                                                SHARED DISPOSITIVE POWER
                                 10             0

-----------------------------------------------------------------------------------------------------------------
                                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     11               1,028,250

-----------------------------------------------------------------------------------------------------------------
                                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]
                     12               N/A

-----------------------------------------------------------------------------------------------------------------
                                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     13               19.93%(1)

-----------------------------------------------------------------------------------------------------------------
                     14          TYPE OF REPORTING PERSON

                                      PN
-----------------------------------------------------------------------------------------------------------------


(1) Based on 5,160,671 shares of Common Stock issued and outstanding as of June 30, 1998, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on August 14, 1998.

--------------------------
CUSIP No.  891041105
--------------------------

-----------------------------------------------------------------------------------------------------------------
                 NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       1              G. Thomas Graves III

-----------------------------------------------------------------------------------------------------------------
                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [X]
                                                                                                         (b) [ ]
       2

-----------------------------------------------------------------------------------------------------------------
                 SEC USE ONLY
       3

-----------------------------------------------------------------------------------------------------------------
                 SOURCE OF FUNDS
       4
                      PF

-----------------------------------------------------------------------------------------------------------------
                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]
       5
                      N/A

-----------------------------------------------------------------------------------------------------------------
                 CITIZENSHIP OR PLACE OF ORGANIZATION
       6
                      U.S.

-----------------------------------------------------------------------------------------------------------------
                                                SOLE VOTING POWER
                                 7              10,000

                                 ------------------------------------------------------------------------------
                  NUMBER OF                     SHARED VOTING POWER
                   SHARES        8              0
                BENEFICIALLY
                  OWNED BY       ------------------------------------------------------------------------------
                    EACH                        SOLE DISPOSITIVE POWER
                 REPORTING       9              10,000
                   PERSON
                    WITH         ------------------------------------------------------------------------------
                                                SHARED DISPOSITIVE POWER
                                 10             0

-----------------------------------------------------------------------------------------------------------------
                                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   11                 1,028,250

-----------------------------------------------------------------------------------------------------------------
                                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                  [ ]
                   12                 N/A

-----------------------------------------------------------------------------------------------------------------
                                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   13                 19.93%(1)

-----------------------------------------------------------------------------------------------------------------
                   14            TYPE OF REPORTING PERSON
                                      IN

-----------------------------------------------------------------------------------------------------------------

(1) Based on 5,160,671 shares of Common Stock issued and outstanding as of June 30, 1998, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on August 14, 1998.

--------------------------
CUSIP No.  891041105
--------------------------

-----------------------------------------------------------------------------------------------------------------
                 NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       1              William I. Lee

-----------------------------------------------------------------------------------------------------------------
                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) [X]
                                                                                                          (b) [ ]
       2

-----------------------------------------------------------------------------------------------------------------
                 SEC USE ONLY
       3

-----------------------------------------------------------------------------------------------------------------
                 SOURCE OF FUNDS
       4
                      PF

-----------------------------------------------------------------------------------------------------------------
                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]
       5
                      N/A

-----------------------------------------------------------------------------------------------------------------
                 CITIZENSHIP OR PLACE OF ORGANIZATION
       6
                      U.S.

-----------------------------------------------------------------------------------------------------------------
                                                SOLE VOTING POWER
                                 7              74,200

                                 ------------------------------------------------------------------------------
                  NUMBER OF                     SHARED VOTING POWER
                   SHARES        8              0
                BENEFICIALLY
                  OWNED BY       ------------------------------------------------------------------------------
                    EACH                        SOLE DISPOSITIVE POWER
                 REPORTING       9              74,200
                   PERSON
                    WITH         ------------------------------------------------------------------------------
                                                SHARED DISPOSITIVE POWER
                                 10             0

-----------------------------------------------------------------------------------------------------------------
                                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   11                 1,028,250

-----------------------------------------------------------------------------------------------------------------
                                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                  [ ]
                   12                 N/A

-----------------------------------------------------------------------------------------------------------------
                                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   13                 19.93%(1)

-----------------------------------------------------------------------------------------------------------------
                   14            TYPE OF REPORTING PERSON
                                      IN

-----------------------------------------------------------------------------------------------------------------


(1) Based on 5,160,671 shares of Common Stock issued and outstanding as of June 30, 1998, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on August 14, 1998.

--------------------------
CUSIP No.  891041105
--------------------------


-----------------------------------------------------------------------------------------------------------------
                 NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       1              Wilco Properties, Inc.

-----------------------------------------------------------------------------------------------------------------
                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) [X]
                                                                                                          (b) [ ]
       2

-----------------------------------------------------------------------------------------------------------------
                 SEC USE ONLY
       3

-----------------------------------------------------------------------------------------------------------------
                 SOURCE OF FUNDS
       4
                      WC

-----------------------------------------------------------------------------------------------------------------
                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]
       5
                      N/A

-----------------------------------------------------------------------------------------------------------------
                 CITIZENSHIP OR PLACE OF ORGANIZATION
       6
                      Texas

-----------------------------------------------------------------------------------------------------------------
                                                SOLE VOTING POWER
                                 7              40,100

                                 ------------------------------------------------------------------------------
                  NUMBER OF                     SHARED VOTING POWER
                   SHARES        8              0
                BENEFICIALLY
                  OWNED BY       ------------------------------------------------------------------------------
                    EACH                        SOLE DISPOSITIVE POWER
                 REPORTING       9              40,100
                   PERSON
                    WITH         ------------------------------------------------------------------------------
                                                SHARED DISPOSITIVE POWER
                                 10             0

-----------------------------------------------------------------------------------------------------------------
                                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   11                 1,028,250

-----------------------------------------------------------------------------------------------------------------
                                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                  [ ]
                   12                 N/A

-----------------------------------------------------------------------------------------------------------------
                                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   13                 19.93%(1)

-----------------------------------------------------------------------------------------------------------------
                   14            TYPE OF REPORTING PERSON
                                      CO

-----------------------------------------------------------------------------------------------------------------


(1) Based on 5,160,671 shares of Common Stock issued and outstanding as of June 30, 1998, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on August 14, 1998.

     This Amendment No. 6 to Schedule 13D (this "Amendment") amends and supplements the Amendment No. 5 to Schedule 13D filed by Lee Global Energy Fund, L.P. (the "Fund"), by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged.

Item 2.  Identity and Background.

     Item 2 is hereby amended in its entirety as follows:

     This Statement is being filed on behalf of (i) the Fund, (ii) G. Thomas Graves III, an individual residing in Texas ("Graves"), (iii) William I. Lee, an individual residing in Texas ("Lee"), and (iv) Wilco Properties, Inc., a Texas corporation ("Wilco"). The principal business of the Fund is investing. The principal business of Wilco is oil and gas exploration. The general partner of the Fund is Gralee Partners, L.P., a Texas limited partnership (the "Gralee Partners"). The principal business of the Gralee Partners is serving as the general partner of the Fund. The general partner of Gralee Partners is Gralee Capital Corp. (the "General Partner"), whose principal business is serving as the general partner of Gralee Partners. The executive officers and directors of the General Partner are as follows: Graves, President; John H. Rauscher, Director; and Lee, Chairman and Director (collectively, the "General Partner Officers"). The address of the principal business and offices of the Fund, Graves, Lee, Wilco, the Gralee Partners and the General Partner is 4809 Cole Avenue, Suite 107, Dallas, Texas 75205. Lee is the controlling stockholder of the General Partner.

     Each of the General Partner Officers is a U.S. citizen. Graves is principally employed as President, Chief Executive Officer and Director by the Company, and as President and Director by Wilco. Lee is principally employed as Chairman and Chief Executive by Wilco and as Director by the Company. John H. Rauscher is an investor and his address is Preston Royal Village, Suite 202, Dallas, Texas 75230.

     During the past five years, none of the foregoing persons or entities has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended in its entirety as follows:

     The total amount of funds required by the Fund for the purchase of 45,650 Shares was approximately $135,379 and was obtained from working capital. The total amount of funds required by Graves for the purchase of 10,000 Shares was approximately $23,732 and was obtained from personal funds. The total amount of funds required by Lee for the purchase of 74,200 Shares was approximately $207,763 and was obtained from personal funds. The total amount of funds required by Wilco for the purchase of 40,100 Shares was approximately $96,908 and was obtained from working capital.

Item 4.  Purpose of Transaction.

     Item 4 is hereby amended in its entirety as follows:

     The Fund, Graves, Lee and Wilco acquired the Shares in the ordinary course of business for investment purposes. The Fund, Graves, Lee and Wilco have no plans or proposals with respect to any of the matters set forth in paragraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended in its entirety as follows:

     (a) Pursuant to that certain Joint Filing Agreement, entered into by and among the Fund, Graves, Lee and Wilco, dated as of September 18, 1998 (attached hereto as Exhibit 7.9 and incorporated herein by reference), each of the Fund, Graves, Lee and Wilco may be deemed to beneficially own 1,028,250 shares of the Company's Shares (which is approximately 19.93% of the Shares outstanding on June 30, 1998, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on August 14, 1998).

     (b)

                                       Sole                 Shared                  Sole                    Shared
                                       Voting               Voting              Dispositive              Dispositive
                                       Power                Power                   Power                    Power
                                      -------               ------              -----------              -----------

Lee Global Energy Fund, L.P.           903,950                 0                   903,950                    0
G. Thomas Graves III                    10,000                 0                    10,000                    0
William I. Lee                          74,200                 0                    74,200                    0
Wilco Properties, Inc.                  40,100                 0                    40,100                    0

     As a result of being a party to that certain Stockholder Agreement (a copy of which was previously filed as Exhibit 7.5 to Amendment No. 4 to Schedule 13D and is incorporated herein by reference), entered into by and among the Fund, Graves, Lee, Gralee Partners and the General Partner; Mr. Peter Lawrence Falb, Mr. Edward Nathan Dane, Firethorn I Limited Partnership, the Hilary Bell Falb 1983 Trust, the Alison Forslund Falb 1985 Trust, the Forslund Irrevocable Trust, and Dane, Falb, Stone & Co., Inc. (collectively referred to as the "Dane Falb Persons"); and Mr. John V. Ballard, Mr. J. W. Bullion, Mr. Thomas P. Kellogg, Jr., Mr. John Mark McLaughlin, Mr. Peter R. Vig, and Mr. Jack L. Woods, the Fund, Graves and Lee may each be deemed to have indirect beneficial ownership of, and shared voting power with respect to, an additional 26.10% of the Company's Shares, consisting of 858,300 Shares beneficially owned by the Dane Falb Persons (16.63%) (as represented in their Schedule 13D/A filed with the Securities and Exchange Commission on July 30, 1998), 197,924 Shares beneficially owned by Mr. John V. Ballard, Mr. J. W. Bullion, Mr. Thomas P. Kellogg, Jr. and Mr. Jack L. Woods (3.84%) (as represented in the Issuer's definitive proxy material filed with the Securities and Exchange Commission on July 1, 1998), 290,536 Shares beneficially owned by Mr. John Mark McLaughlin (5.63%) (as represented in his Schedule 13D filed with the Securities and Exchange Commission on July 10, 1998), and no Shares beneficially owned by Mr. Peter R. Vig (0.00%) (as represented in his Schedule 13D filed with the Securities and Exchange Commission on August 7, 1998).

     (c) In the past sixty days, the only transactions in the Shares by the Fund were (i) the purchase of 4,500 Shares on September 16, 1998, for a purchase price per share of $2.765, and (ii) the purchase of 41,150 Shares on September 16, 1998, for a purchase price per share of $2.988. In the past sixty days, the only transactions in the Shares by Graves were (i) the purchase of 2,000 Shares on August 5, 1998, for a purchase price per share of $2.375, (ii) the purchase of 7,500 Shares on August 6, 1998, for a purchase price per share of $2.375, and
(iii) the purchase of 500 Shares on August 12, 1998, for a purchase price per share of $2.3393. In the past sixty days, the only transaction in the Shares by Lee was the purchase of 74,200 Shares on July 22, 1998, for a purchase price per share of $2.80. In the past sixty days, the only transactions in the Shares by Wilco were (i) the purchase of 4,500 Shares on August 12, 1998, for a purchase price per share of $2.390, (ii) the purchase of 6,000 Shares on August 20, 1998, for a purchase price per share of $2.438, (iii) the purchase of 18,000 Shares on September 1, 1998, for a purchase price per share of $2.40, (iv) the purchase of 2,000 Shares on September 2, 1998, for a purchase price per share of $2.490, (v) the purchase of 8,100

Shares on September 3, 1998, for a purchase price per share of $2.408, and (vi) the purchase of 1,500 Shares on September 10, 1998, for a purchase price per share of $2.563.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended in its entirety as follows:

     Except as set forth in Item 5 hereof, there are no contracts, arrangements, understandings or relationships between the Fund, Graves, Lee or Wilco and any other person with respect to the securities of the Company.

Item 7.  Material to be Filed as Exhibits.

     Item 7 is hereby amended in its entirety as follows:

     7.9 Joint Filing Agreement, dated as of September 18, 1998, entered into by and among the Fund, Graves, Lee and Wilco.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       September 23, 1998


                                        LEE GLOBAL ENERGY FUND, L.P.

                                        By:  Gralee Partners, L.P., its
                                             general partner

                                             By: Gralee Capital Corp.,
                                                 its general partner

                                                 By:  /s/ G. THOMAS GRAVES III
                                                     --------------------------
                                                 Name:   G. Thomas Graves III
                                                 Title:  President


                                        /s/ G. THOMAS GRAVES III
                                        ---------------------------------------
                                        G. THOMAS GRAVES III


                                        /s/ WILLIAM I. LEE
                                        ---------------------------------------
                                        WILLIAM I. LEE



                                        WILCO PROPERTIES, INC.


                                        By:      /s/ G. THOMAS GRAVES III
                                             ----------------------------------
                                        Name:    G. Thomas Graves III
                                        Title:   President

                               INDEX TO EXHIBITS



EXHIBIT
NUMBER                             EXHIBIT
-------                            -------

7.9                        Joint Filing Agreement